UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 5, 2008

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•	KPN sells Getronics Australia to UXC Ltd., dated February 5, 2008;

•	Solid performance in all markets, dated February 5, 2008.

Press release

KPN sells Getronics Australia to UXC Ltd.	Date
5 February 2008

Number
006pe

KPN announces that Getronics has today executed a binding agreement in relation to the sale of the Getronics activities in Australia to UXC Limited, a listed Australian business solutions company. Completion is scheduled for 29 February 2008. The initial consideration is based on a multiple of current earnings and will be payable in cash at completion.

Getronics Australia, with employees in excess of 500 and a comprehensive agent network across Australia, provides workspace management, communication and professional ICT services to large and medium sized Australian, Government and International blue chip clients.

About KPN

KPN is the leading telecommunications and ICT service provider in the Netherlands, offering wireline and wireless telephony, internet and TV to consumers and end-to-end telecom and ICT services to business customers. KPN’s subsidiary Getronics operates a global ICT services company with a market leading position in the Benelux, offering end-to-end solutions in infrastructure and network-related IT. In Germany and Belgium, KPN pursues a multi-brand strategy in its mobile operations and holds number three market positions through E-Plus and BASE. KPN provides wholesale network services to third parties and operates an efficient IP-based infrastructure with global scale in international wholesale through iBasis.

At December 31, 2007, KPN served over 35 million customers, of which 27 million in wireless services, 5.4 million in wireline voice, 2.4 million in broadband Internet and 0.5 million in TV. With 25,500 FTEs (43,531 FTEs including Getronics), KPN posted revenues of EUR 12.6bn in 2007, with an EBITDA of EUR 4.9bn. KPN was incorporated in 1989 and is listed on the Amsterdam, New York, London and Frankfurt stock exchanges.

About UXC Limited

UXC Limited is an S&P / ASX 300 listed Australian business solutions company. UXC has a successful history of creating shareholder wealth and has established a strong track record in growing revenue, earnings, EPS and dividends over an extended period. Revenue in the mid $500 millions is targeted for the 2008 financial year, and the group employs some 3,000 employees. UXC aims to be Australasia’s leading Solutions House and the investment of choice in the Information Technology sector.

Press Release

Full year results 2007 and strategy update 2008-2010

Solid performance in all markets

Strategy update 2008-2010: ‘Back to Growth’

Targeting dividend per share of EUR 0.80 in 2010

Corporate Communication	Investor Relations
Press Office
Tel:+31 70 4466300	Tel:+31 70 4460986
E-mail: press@kpn.com	E-mail: ir@kpn.com

GROUP HIGHLIGHTS – FY 2007 guidance met, EUR 2.0 bn shareholder returns for 2008

Q4 2007	Q4 2006	In millions of euro, unless indicated otherwise	FY 2007	FY 2006

3,659	3,039	Revenues and other income	12,632	12,057
3,579	3,022	- of which Revenues	12,461	11,941
634	367	Operating result	2,500	2,223
1,581	426	Profit for the period (net result)	2,649	1,583
0.85	0.22	Earnings per share (in EUR)	1.42	0.79
0.36	0.34	Dividend per share (in EUR)	0.54	0.50

1,212	815	Cash flow from operating activities	3,890	4,071
-707	-533	Capital expenditures (PP&E and software)	-1,688	-1,650
19	21	Proceeds from real estate	143	56
524	303	Free cash flow(1)	2,345	2,477

634	367	Operating result	2,500	2,223
582	785	Depreciation, amortization and impairments	2,400	2,614
1,216	1,152	EBITDA	4,900	4,837

Full-year guidance for 2007 met

• Revenues and other income and EBITDA flat per guidance definition(2)

• Capex of EUR 1.7bn and free cash flow of EUR 2.3bn

• Net profit up 67%, EPS up 80% to EUR 1.42 due to EUR 1.2bn tax gain at E-Plus

(1)	Net cash flow from operating activities plus proceeds from real estate minus Capex
(2)	Reported numbers for guidance purposes, excluding acquisitions of Tiscali, iBasis and Getronics

Strategy update 2008-2010 announced today: ‘Back to Growth’

• Revenue and EBITDA inflection in the Netherlands

• Continued growth at Mobile International

• Further FTE and cost reductions beyond ‘Attack-Defend-Exploit’ strategy

• Acceleration of shareholder remuneration

Solid performance in the Netherlands

• Consumer net line loss declining, TV customer base nearly doubled

• Strong EBITDA growth in wireless services, as a result of successful Telfort integration

• Continued growth in the Business market, migration to new services accelerating

• FttC / FttH rollout taken to the implementation stage

Continued profitable growth at Mobile International

• E-Plus outperforming competitors, exceeding growth and margin objectives

• Strategic initiatives creating growth platform in Belgium

Strategic M&A and business development with a focus on value creation

• Market leader in workspace management through the acquisition of Getronics

• Created a leading position in international wholesale through iBasis

• MVNO launched in Spain with proven Simyo brand and wholesale partners

Committed to continuing industry leading shareholder returns

• Shareholder returns of EUR 2.5bn in 2007, DPS for FY 2007 up 8% to EUR 0.54

• EUR 2bn shareholder returns for 2008, of which EUR 1bn of share repurchases

• Targeting 2010 dividend per share of EUR 0.80, updated medium-term dividend policy

Ad Scheepbouwer, CEO of KPN, said:

“I am delighted to report that KPN has again delivered a solid performance in 2007, in line with our guidance. Today, we are announcing our strategy update, following an extensive review, which will be for the period 2008 to 2010. Markets are changing and we continue to adapt too and feel confident in putting growth back at the top of our agenda, by building scale in recently introduced new services. We have also taken a further look at our cost base and decided that more needs to be done in cost and FTE reductions. The ‘Back to Growth’ strategy will result in the continued strong free cash flow generation and industry-leading shareholder returns that our shareholders have come to expect.”

GROUP STRATEGY UPDATE – ‘Back to Growth’

Strategy update 2008-2010 announced today

KPN announces today the next phase in the evolution of its strategic agenda: ‘Back to Growth’, setting objectives for the next three years to 2010. As with the launch of ‘Attack-Defend-Exploit’ in 2005, the ‘Back to Growth’ strategy follows an extensive strategic review and has been devised to address the challenges of today’s telecoms markets. KPN has set new strategic priorities in order to return to growth in the coming years. With this ‘Back to Growth’ strategy, KPN will remain a top performer among European telecom operators and will continue to be a front-runner in the sector in identifying the market challenges and setting strategic benchmarks accordingly.

Track record of delivering value

Over the past five years, KPN has made significant strategic progress. Between 2002 and 2004, KPN achieved a successful turnaround of the business with strong focus on cash flow. In 2005, KPN entered its next phase with the announcement of its ‘Attack- Defend-Exploit’ strategy for the Netherlands and the challenger strategy at E-Plus. Since then, market shares have grown in nearly all segments and cost reductions are well on track. In addition, KPN made strategic acquisitions with significant value-creation opportunities, most notably Telfort, Getronics and iBasis.

KPN has a track record of solid free cash flow generation and industry-leading shareholder returns. Since 2001, net debt has decreased by EUR 13bn, equity value has increased tenfold and nearly EUR 10bn has been returned to shareholders as dividends and share repurchases.

‘Back to Growth’

Growth will be the result of the Netherlands reaching inflection, continued growth at Mobile International and additional growth from recent acquisitions, as will be achieved with Getronics and iBasis. Growth is set to be achieved in the face of regulatory tariff reductions and the impact of shrinking traditional wireline services in the Netherlands. Key components of the strategy are the ramping up of new services launched in recent years and cost reductions. A new incentive scheme for senior management has been implemented reflecting the objectives.

The Netherlands reaching inflection

In the period to 2010 the Netherlands business will undergo a radical transformation. The All-IP network announced in March 2005 will move into its final phase with the implementation of a new access network. In addition, KPN will pursue a radical simplification of its business, both at the front-end in retail segments and at the backend in network operations. The significant cost reductions that will be generated by this simplification will be used firstly for re-investment in revenue growth, leading to an acceleration of recent growth initiatives, such as broadband and TV in Consumer and IP-based services in Business. Secondly, cost reductions will lead to margins improving. EBITDA inflection is expected to be reached after 2008 followed by revenue inflection the latest in 2010.

A detailed strategy update by business segment can be found in The Netherlands Review section of this press release.

Reduction of 4,500 FTE over the period 2008-2010

In order to sustain its competitive position during the period 2008-2010, KPN intends to reduce the number of FTEs by 4,500 (excluding Getronics), or an additional 2,000 FTEs compared to the 8,000 FTE reduction target that was announced in March 2005 with the ‘Attack-Defend-Exploit’ strategy. The reduction will result in about EUR 110m of additional annual cost savings by 2010. In addition, KPN intends to reduce the number of external staff by 1,300 FTEs in the period 2008 to 2010, resulting in about EUR 130m additional annual cost savings. The remaining external staff base will act as a flexible source of labour during the transition phase.

Continued growth at Mobile International

The strategic objective for Mobile International is to continue the profitable growth path that was initiated through its successful challenger strategy. KPN will continue to pursue additional value-creating opportunities in wireless services throughout Europe, such as the recent entry into the Spanish market.

GROUP FINANCIAL HIGHLIGHTS - Dividend up 8%, shareholder returns of EUR 2bn for 2008

2007 dividend of EUR 0.54, up 8%

KPN proposes a dividend for 2007 of EUR 0.54 per share, up 8% compared to 2006. This is in line with KPN’s mid-term dividend policy of paying out a dividend of between 35% and 50% of the annual free cash flow and its commitment to pay at least a total dividend of EUR 950m for FY 2007. Following the interim dividend of EUR 0.18 paid in August 2007, the proposed final dividend for 2007 is EUR 0.36 per share. The dividend proposal will be submitted for approval at the AGM on April 15, 2008.

Updated mid-term dividend policy; payout of 40-50% of FCF as dividend

KPN announces today an updated mid-term dividend policy, increasing the percentage of annual free cash flow paid out as dividend. The percentage paid out as dividend will increase from 35-50% under the current free cash flow definition (EUR 2.3bn in 2007) to 40-50% in the medium term, based on an adjusted definition for free cash flow going forward (> EUR 2.4bn in 2010), which is defined in the Outlook below.

Capital structure objectives unchanged	KPN will maintain its self-imposed financial framework with a target Net Debt to EBITDA ratio between 2.0 and 2.5x, whilst maintaining a minimum BBB/Baa2 rating.

EUR 1bn share repurchases in 2008

KPN reaffirms that it has no intention of holding unutilized surplus cash and today announces EUR 1bn of share repurchases for FY 2008, assuming no material acquisitions in the year. The share repurchase program will commence shortly and will run until the end of the year.

EUR 2bn shareholder returns for 2008	With the commitment to pay out EUR 1bn in dividends and EUR 1bn share repurchases, KPN is announcing today planned shareholder returns of EUR 2bn for 2008.

Outlook 2010 provided today	Based on the ‘Back to Growth’ strategy announced today, KPN is providing a three-year outlook through to 2010.

Including contributions from Getronics and iBasis, KPN expects total revenues and other income to exceed EUR 15bn in 2010, with EBITDA exceeding EUR 5.5bn. This revenue and EBITDA outlook is based on the following assumptions:

• High-single digit revenue and EBITDA growth at Mobile International;

• The Netherlands showing revenue inflection latest in 2010;

• EBITDA in the Netherlands showing its last decrease in 2008 of a maximum EUR 100m (on a comparable basis(3)) and increasing thereafter;

• Benefits of cost savings in the Netherlands expected to come through in H2 2008;

• About EUR 1.5bn revenues and about EUR 125m EBITDA at Getronics in 2010.

(3)	Excluding EBITDA contributions in 2007/2008 from Getronics, iBasis/KGCS and sale of real estate, base figure for 2007 being EUR 3,274m.

Capex includes investments for the All-IP transformation. Free cash flow includes proceeds from the sale of real estate, but henceforth excludes the temporary tax recapture for net operating losses at E-Plus, which amounts to 25.5% of the EBITDA of E–Plus, or some EUR 0.3-0.4bn per year until after 2012.

Outlook 2010	Guidance metric	Reported 2007(a)	Outlook 2010
	Revenues and other income	EUR 12.6bn	> EUR 15bn
	EBITDA(b)	EUR 4.9bn	> EUR 5.5bn
	Capex 2008-2010	EUR 1.7bn	~ EUR 2bn/yr
	Free cash flow 2008-2010(c)	EUR 2.5bn	> EUR 2.4bn/yr
	Dividend per share (DPS)	EUR 0.54	EUR 0.80

(a) Reported numbers, including Tiscali, Getronics and iBasis, excluding E-Plus tax recapture

(b) Defined as Operating result plus depreciation, amortization and impairments

(c) Defined as Net cash flow from operating activities, plus real estate proceeds, minus Capex and excluding tax recapture at E-Plus

DPS of EUR 0.80 in 2010	Dividend per share is expected to increase from EUR 0.54 in 2007 to EUR 0.80 in 2010, driven by the ‘Back to Growth’ strategy and supported by continued share repurchases.

GROUP FINANCIAL HIGHLIGHTS – Revenue and EBITDA growth driven by acquisitions

Q4 2007	Q4 2006	in millions of euro	FY 2007	FY 2006

3,659	3,039	Revenues and other income	12,632	12,057
2,710	2,149	- The Netherlands	9,013	8,517
1,039	993	- Mobile International	3,960	3,819
2	7	- Other	10	97
-92	-110	- Intercompany	-351	-376

634	367	Operating result	2,500	2,223
516	312	- The Netherlands	1,901	1,771
147	78	- Mobile International	646	418
-29	-23	- Other	-47	34

1,216	1,152	EBITDA	4,900	4,837
885	861	- The Netherlands	3,479	3,524
359	312	- Mobile International	1,466	1,276
-28	-21	- Other	-45	37

GROUP FINANCIAL REVIEW – 4TH QUARTER AND FY 2007 – Solid performance in challenging markets

Limited comparability of Q4 results, due to acquisitions and tax

In the fourth quarter, group revenues and other income increased by 20.4%, EBITDA was up 5.6%. The fourth quarter and full year y-on-y comparison were affected mainly by acquisition effects and a tax gain at E-Plus:

	•	Q4: book gain on the sale of KPN Global Carrier Services (KGCS) to iBasis of EUR 66m, included in Other income, Operating Result and EBITDA;
	•	Q4: external revenues and EBITDA iBasis (incl. KGCS) of EUR 200m and EUR 7m respectively;
	•	Q4: external revenues and EBITDA of Getronics of EUR 482m and EUR 23m respectively;
	•	Q4: recognition of a deferred tax asset at E-Plus of EUR 1.2bn with a positive effect on net result of EUR 1.2bn;
	•	H1 2007: additional costs to resolve VoIP issues of EUR 45m;
	•	FY 2007: book gains on sale of real estate of EUR 96m.

Group revenues and other income up 4.8% to EUR 12.6bn, driven by acquisitions

Group revenues and other income for the full year 2007 increased by 4.8% or EUR 575m y-on-y to EUR 12.6bn, due to the net effect of the consolidation of iBasis and Getronics and the growth in Mobile International compensating for the continued decline in wireline the Netherlands.

Full-year revenues and other income for the Netherlands were up 5.8% or EUR 496m. This increase was mainly the result of the above-mentioned acquisitions of Getronics (external revenues of EUR 482m) and iBasis (external revenues of EUR 200m), book gains on the sale of real estate (EUR 71m) and the sale of KGCS to iBasis (EUR 66m), as well as revenue growth in the Business segment. These increases were to a large extent offset by a decrease in wireline revenues.

Full-year revenues and other income for Mobile International increased by 3.7% or EUR 141m. Excluding the negative MTA effect of EUR 144m, revenues were up 7.5% in 2007. This increase was mainly driven by organic growth of E-Plus and Mobile Wholesale NL and the acquisition of Tele2 / Versatel Belgium.

Revenues and other income for Other decreased by EUR 87m to EUR 10m for FY 2007, caused by the EUR 74m book gain on the sale of KPN’s Xantic subsidiary in 2006. In 2006, revenues of Xantic amounted to EUR 18m.

Operating result up EUR 277m or 12.5%, predominantly from E-Plus

KPN delivered an operating result of EUR 2,500m in 2007, up EUR 277m or 12.5% compared to 2006. The Netherlands delivered an increase of EUR 130m which arose mainly from a EUR 135m increase at Wholesale & Operations (of which book gains were EUR 139m) and at Business (EUR 37m), partly offset by a decline in Consumer (EUR 31m). The operating result at Mobile International increased by EUR 228m, predominantly due to the continued growth at E-Plus (EUR 210m). The decrease of EUR 81m in Other was mainly caused by the EUR 74m book gain on the sale of Xantic in 2006.

EBITDA up 1.3% driven by Mobile International, with the Netherlands nearly flat

In 2007, EBITDA improved by EUR 63m or 1.3% to EUR 4.9bn. In the Netherlands, EBITDA decreased by EUR 45m or 1.3% as the EBITDA increase in Business (EUR 48m) and the acquisition of Getronics (EUR 23m) did not quite compensate for the decline in voice wireline and the line loss impact at Wholesale & Operations. Within Mobile International, EBITDA increased by 14.9% or EUR 190m despite the impact of MTA (EUR 82m) and roaming tariff reductions.

Finance costs up nearly 8% due to increased leverage

Net finance costs increased from EUR 520m in 2006 to EUR 560m this year, up 7.7%, due to refinancing transactions in 2006 and 2007 and higher leverage following the EUR 1.0bn Getronics acquisition and EUR 0.5bn additional share repurchases in H2 2007.

Tax gain of EUR 1.2bn at E-Plus in Q4

In 2007, E-Plus moved into a tax paying position in Germany. The increase in its taxable income is related to the success of E-Plus’ challenger strategy and the financial restructuring of the company. This resulted in a EUR 1.2bn increase in the deferred tax asset for tax loss carry forwards and temporary differences, bringing the total deferred tax assets to EUR 1.3bn at December 31, 2007. This includes EUR 0.3bn of expected tax payment savings and a EUR 1.0bn realization of temporary differences for goodwill and UMTS license for tax purposes. E-Plus expects tax payments, which are not significant for the medium term and are currently estimated at EUR 30-50m per year. For more information please refer to a separate tax paper, available on www.kpn.com/ir.

Agreement with Dutch tax authorities

In Q4 2007, an agreement was reached with the Dutch tax authorities on a number of issues relating to the years 2001 to 2005. In Q4 2007, this resulted in a EUR 25m partial reversal of the tax charge recorded in previous quarters, in anticipation of the outcome of a settlement with the tax authorities.

Effective tax rate of 23.4%

Excluding the EUR 1.2bn tax gain at E-Plus, the effective tax rate for 2007 was 23.4%, compared to 7.4% in 2006. The lower effective tax rate in 2006 is caused amongst other factors by a EUR 100m tax gain relating to the Telfort fiscal restructuring, a one-off tax gain of EUR 148m related to a decrease in the Dutch statutory tax rate and a EUR 73m tax gain on the valuation of loss carry forwards at BASE.

EUR 550m Dutch corporate income tax for FY 2008

In the course of 2007, Royal KPN and KPN Mobile reached the point where all tax losses from prior years have been utilized. As a result, KPN has come into a tax paying position in the Netherlands in 2007. In FY 2008, KPN expects to pay approximately EUR 550m in Dutch corporate income tax. This is roughly equivalent to the statutory tax rate of 25.5% of Dutch profit before tax, plus 25.5% of E-Plus’ EBITDA, less a Dutch corporate income tax refund related to prior years as a result of carry back of tax losses.

EUR 800-900m tax payment in the medium term

For the medium term, KPN estimates its Dutch corporate tax payments at EUR 800-900m per year. The tax payments in the Netherlands for EBITDA generated at E-Plus will continue until the E-Plus losses of EUR 11.5bn incurred in 2002 have been recaptured. Following that period, KPN will come into a normal tax paying position in the Netherlands, which is expected after at least 2012, depending on the future EBITDA generated by E-Plus.

2007 EPS up 80% due to tax gain at E-Plus

The net result for 2007 is up 67% or EUR 1,066m compared to full year 2006. Supported by share repurchases and the tax gain at E-Plus, earnings per share nearly quadrupled to EUR 0.85 in Q4. Full-year 2007 earnings per share are EUR 1.42, up 80% compared to full year 2006. Excluding the tax gain at E-Plus, FY 2007 earnings per share are nearly flat at EUR 0.80, up 1.3%.

Solid free cash flow of EUR 2.3bn

Full-year free cash flow amounted to EUR 2,345m, EUR 132m less than for the full year 2006. Cash flow from operating activities amounted to EUR 3,890m for FY 2007, down 4.4% compared to full year 2006 due to higher tax payments and despite an improvement in working capital. With investments in the new All-IP access network coming through, Capex in Q4 amounted to EUR 0.7bn. In total, Capex for the full year 2007 was EUR 1.7bn, up 2.3% on prior year.

EUR 1.25bn Eurobond issued

On November 6, 2007, KPN issued a EUR 1.25bn Eurobond with a five year maturity and a coupon of 5.00%. The proceeds were used to redeem drawings on the credit facility and for general corporate purposes. Subsequently, KPN terminated its EUR 1.25bn bilateral backstop agreements, which were signed in September 2007.

Gross debt up to EUR 12.1bn

Gross debt at the end of Q4 (EUR 12.1bn) was EUR 1.4bn higher than in the previous quarter, mainly as a result of the EUR 1.25bn bond issue in November and an increase in drawings on the credit facility of EUR 100m (to EUR 800m per December 31, 2007). At December 31, 2007, KPN’s gross cash position amounted to EUR 1.1bn, EUR 0.5bn higher than at the end of Q3 2007, partly due to an increase of non-notional cash pools.

Net debt to EBITDA(4) increased to 2.3x

Net debt at the end of Q4 2007 (EUR 11.0bn) was EUR 1.0bn higher than in the previous quarter. The increase is mainly the result of the acquisition of Getronics of EUR 1.0bn and share repurchases of EUR 0.4bn. This resulted in a Net debt to EBITDA (3) ratio of 2.3x (Q3 2007: 2.1x) which is within the range of KPN’s self-imposed financial framework of 2.0-2.5x. KPN’s credit ratings remained unchanged at BBB+ with a negative outlook (Standard & Poor's) and Baa2 with a stable outlook (Moody’s).

(4)	12 month rolling average excluding book gains and restructuring costs, both over EUR 20m

EUR 1.5 bn share repurchases in 2007

During 2007, KPN executed two share repurchase programs for a total of EUR 1.5bn. The first EUR 1bn program was announced in February and ended on August 30, following accelerated repurchases. An additional EUR 500m share repurchase program was announced on September 3, ending on December 20, 2007.

Under the additional EUR 0.5bn program, KPN repurchased 40.6m shares (average price of EUR 12.32 per share) of which 30.4m were acquired in the fourth quarter for a total amount of EUR 379.8m (average price of EUR 12.48 per share). In total in 2007, KPN repurchased 125.6m shares for EUR 1.5bn (average price of EUR 11.94 per share).

4.4% of outstanding shares cancelled in Q4 2007

On October 5 and November 30, 2007, KPN concluded the cancellation of 42,767,654 and 42,301,459 ordinary shares respectively which were repurchased as part of the EUR 1bn share repurchase program. The remaining treasury shares, related to the additional EUR 0.5bn program, will be cancelled around April 1, 2008.

Following the cancellations in 2007, KPN has 1,843,482,213 shares outstanding as of December 31, 2007. Since October 2004, KPN has cancelled 651m shares, representing 26% of the total number of outstanding shares at that date.

GROUP OPERATING REVIEW – Restructuring well on track

FTE reductions on track

The implementation of the FTE restructuring initiatives announced in the ‘Attack-Defend-Exploit’ strategy review of March 2005 is ahead of plan. In 2007, KPN reduced the number of FTEs in the Netherlands by 1,740, compared to 1,567 FTEs in 2006. In the fourth quarter, the number of FTEs was down 403. Since year-end 2004, KPN has reduced its workforce in the Netherlands by 25% or 5,412 FTEs, exceeding the March 2005 reduction target by 412 FTE.

Outside the Netherlands the number of FTEs increased by 1,013 (excluding Getronics, with approximately 400 FTEs at SNT International, 180 FTEs related to the Tele2 / Versatel Belgium acquisition and 350 FTEs related to the merger of KGCS with iBasis). Including Getronics, KPN’s workforce in the Netherlands amounts to 26,686 FTEs (17,668 excluding Getronics) and, as a Group, KPN employed 43,531 FTEs (25,500 excluding Getronics).

EUR 59m restructuring charges in 2007

Restructuring charges for 2007 amounted to EUR 59m, a decrease of EUR 5m compared to 2006 (including a EUR 21m restructuring charge at E-Plus in 2006). In the fourth quarter of 2007, restructuring charges amounted to EUR 33m, compared to EUR 17m in the same quarter last year. Of this EUR 33m, EUR 21m related to the Netherlands (Q4 2006: EUR 11m, excluding Getronics), EUR 6m to Getronics and EUR 6m to Other (Q4 2006: EUR 8m).

PERFORMANCE VS. GUIDANCE – Full-year guidance met

Full-year guidance met

Full-year guidance for 2007 was met. Full-year 2007 revenues and other income were down 0.8%, broadly in line with the ‘flat’ guidance. EBITDA was down 0.6% at year-end 2007, also in line with the ‘flat’ guidance. Capex amounted to EUR 1.7bn, within the guidance range of ‘EUR 1.6-1.8bn’. Free cash flow for 2007 amounted to EUR 2.3bn, somewhat exceeding the guidance of ‘at least EUR 2bn’.

Outlook 2007	Guidance metric	2006 reported	FY 2007	Outlook FY 2007 (a)

	Revenues and other income(a)	EUR 12,057m	-0.8%	Flat
	EBITDA(a),(b)	EUR 4,837m	-0.6%	Flat
	Capex	EUR 1,650m	EUR 1,688mn	EUR 1.6 – 1.8bn
	Free cash flow 2007(c)	EUR 2,477m	EUR 2,345mn	> EUR 2.0bn

(a) Reported numbers excluding iBasis, Tiscali and Getronics

(b) Defined as Operating result plus depreciation, amortization and impairments

(c) Defined as Net cash flow from operating activities minus Capex plus real estate proceeds

E-Plus exceeding H2 2007 growth and margin guidance

As part of the Half Year Results 2007 press release, KPN announced that service revenue growth at E-Plus in H2 2007 would exceed growth reported for Q2 2007 of 2.5% and that EBITDA margin would be at least 35%. Service revenue growth in Q4 amounted to 4.2%, higher than the 2.9% growth in Q3 and exceeding guidance. EBITDA margin exceeded guidance with a 36.6% EBITDA margin in Q4 2007, which was slightly lower than the 37.6% margin in Q3 2007.

THE NETHERLANDS FINANCIALS

Q4 2007	Q4 2006	In millions of euro	FY 2007	FY 2006

2,710	2,149	Revenues and other income	9,013	8,517
1,011	1,057	- Consumer	4,133	4,236
855	847	- Business	3,382	3,316
488	—	- Getronics	488	—
1,076	994	- Wholesale & Operations (incl. iBasis(5))	3,870	3,938
-720	-749	- Other (incl. intercompany revenues)	-2,860	-2,973

2,194	1,837	Operating expenses	7,112	6,746
369	549	Of which depreciation, amortization and impairments	1,578	1,753

516	312	Operating result	1,901	1,771
82	62	- Consumer	460	491
156	149	- Business	650	613
5	—	- Getronics	5	—
282	105	- Wholesale & Operations (incl. iBasis(5))	815	680
-9	-4	- Other	-29	-13

885	861	EBITDA	3,479	3,524
151	163	- Consumer	707	729
185	178	- Business	759	711
23	—	- Getronics	23	—
527	521	- Wholesale & Operations (incl. iBasis(5))	1,995	2,087
-1	-1	- Other	-5	-3

(5)	iBasis included in KPN financials as from acquisition date of October 1, 2007

THE NETHERLANDS REVIEW – Solid performance in the Netherlands

CONSUMER – FINANCIAL REVIEW
Revenues and other income down 2.4% in 2007

Revenues and other income in 2007 decreased by 2.4% or EUR 103m to EUR 4,133m, due to sustained growth in broadband (EUR 155m), wireless services (EUR 71m) and TV services, offset by a continued decline in traditional voice revenues (EUR 364m). In the fourth quarter, revenues and other income declined by a higher percentage, caused by a slowdown in wireless services due to the impact of MTA (EUR 19m) and roaming.

EBITDA down 3.0% in 2007

Over the full year 2007, EBITDA declined by 3.0% or EUR 22m to EUR 707m, while EBITDA margin was flat at around 17%. Wireless showed strong EBITDA growth in 2007, due to continued SAC/SRC reductions (down 19% y-on-y). The EBITDA decrease in Q4 2007 was higher at -7.4% or EUR 12m, caused by the full effect of MTA (EUR 7m) and roaming in Q4 and a continued decline in traditional wireline voice.

CONSUMER – OPERATING REVIEW
Strong underlying trends in wireless

Excluding the regulatory tariff cuts, Consumer wireless services showed continued revenue growth, reflecting its strong position in the Dutch market. Q4 service revenues were down 1.2%, with a negative impact of about 6% related to MTA and roaming. The customer base continued to grow in Q4 2007 with 122k net adds, reaching a total of 6.2m customers at year end 2007. The percentage of post paid customers went up 2%-points y-on-y to 41%. KPN’s new proposition ‘Flexibel’ is expected to contribute to further post paid growth, allowing consumers to change their post paid bundle monthly, according to usage.

Acceleration in VoIP growth

The VoIP issues encountered in H1 2007 were solved fully by the third quarter, after which VoIP advertising and order intake resumed. As a result, market share in VoIP net adds increased from 37% in Q3 to 42% in Q4. At December 31 2007 the VoIP customer base counted 847k customers, equivalent to a market share of approximately 39%. Compared to 2006, the number of VoIP subscribers went up 330k or 64%.

Net line loss down to 90k, lowest since Q3 2005

For the third consecutive quarter net line loss improved. At 90k in Q4, this is the lowest net line loss since Q3 2005, mainly due to an acceleration in VoIP and successful retention offers in PSTN/ISDN. In the fourth quarter the PSTN/ISDN line loss amounted to 190k, the lowest since Q1 ’06 and 167k less than the 357k line loss in fourth quarter of 2006.

Broadband market share up 3% y-on-y; Telfort as successful challenger

Broadband market share was up 3.0% to 43.9% in 2007, predominantly the result of the Tiscali acquisition in June 2007. However, market share was down 0.4% on the prior quarter, due to intensified competition and churn related to the amalgamation of acquired customer bases. To counter this trend, Telfort was launched as a challenger with a value-for-money broadband offer. So far, order intake is above expectations.

Milestone of 500k TV subscribers reached

In January 2008, KPN reached the milestone of half a million TV subscribers. Growth continued to accelerate in Q4 2007, adding 83k new customers, compared to 77k in Q3. TV growth was mainly driven by Digitenne, KPN’s DVB-T proposition. Growth in KPN’s IPTV proposition ‘Interactieve TV’ accelerated, adding customers at a rate of ~1,000 new subscribers per week by the end of December with positive consumer feedback.

CONSUMER – STRATEGY UPDATE
Strengthening position as leading service provider

As part of the ‘Back to Growth’ strategy, KPN anticipates reaching EBITDA inflection in the Consumer segment in the next three years until 2010. KPN has the ambition to strengthen its position as a leading service provider, in terms of market share and consumer preference. Revenue growth will come from sustained subscriber and ARPU growth, through a strong customer focus and investments in market share. Simplification of the business will allow for cost reductions to fund growth and improve margins.

Continued growth in wireless through customer focus

In wireless services, KPN intends to consolidate its position as ‘best-in-class’ mobile operator in the Netherlands and to strengthen its market position. Revenue growth will come from focus on the most profitable customers, leveraging distribution and brands, and growth in both minutes and data. EBITDA will also increase from ongoing SAC/SRC reductions, simplified processes and further benefits from the Telfort network integration.

Growth in wireless data

Wireless data will be an important source of future revenue growth. In 2007, the volume of data bundles increased rapidly, following the introduction of flat-fee data bundles. Even though revenues from wireless data are so far small in the context of the wireless voice business, they are expected to have a significant contribution by 2010. In addition, Mobile TV based on DVB-H will be commercially launched by mid 2008, following successful pilots in the second half of 2007. By early 2008, KPN expects to have network coverage in almost all Dutch cities.

Dual play to stop line loss

KPN’s focus in wireline is on stopping line loss by 2010 and on enhancing KPN’s leading position in voice and broadband. The most important instruments in stopping line loss are KPN’s dual play offerings, as initiated in 2007. KPN will up-sell PSTN customers with broadband to retain customer value and cross-sell to KPN VoIP offers for retention purposes. The Telfort brand is used to address the value-for-money segment, in addition to the premium KPN brand.

Step up in TV

In TV, KPN will further step up its value-for-money DVB-T product Digitenne. KPN is poised to reach its earlier communicated share of the TV market of 10% well before 2010, with the vast majority of Digitenne subscribers cancelling their cable connection. Alongside Digitenne, KPN’s ‘Interactive Television’ based on IPTV is positioned as a premium TV offering. The IPTV service is used as the stepping stone for providing TV in the fiber roll-out that will start in 2008. IPTV is expected to make a significant contribution to KPN’s share of the triple-play market in 2010.

Fiber roll-out as of 2008 with a mix of FttC and FttH	KPN will start the mass roll-out of its All-IP access network in early 2008. In the Consumer market, KPN will deploy a mix of Fiber-to-the-Curb (FttC, based on VDSL) and Fiber-to-the-Home (FttH).

FttC provides a superior offer compared to those currently available in the market, with a full triple-play capability and with bandwidths of up to 50 Mb/s. KPN will engage in selective regional FttH initiatives, partnering with building corporations and municipalities. Early examples include Almere and Enschede where KPN has partnerships to connect c.100k households by 2008. FttH will offer up to 100 Mb/s with voice, broadband, multi-room TV, pilots for HDTV and potential ARPU uplift amongst others from value-added services.

Radical simplification of the business

The fiber roll-out will go hand-in-hand with a radical simplification of operations and will increase installation and service quality in particular the percentage of ‘first time right’ customer calls. Examples of simplification are a reduction from 10 brands to 3, from 8 portfolios to 1 and from 8 helpdesks to 1. This should result in substantial cost savings, which will be partly re-invested in revenue growth in broadband, TV, FttH and wireless, and partly allocated to improve margins to ‘best-in-class’ levels.

BUSINESS – FINANCIAL REVIEW
Revenue growth from wireless and IP-based services

Full year revenue growth was 2.0%, mainly caused by strong revenue growth in Corporate Solutions (EUR 80m), network services (EUR 29m) and wireless services (EUR 48m). This revenue growth more than compensated for the revenue decline in traditional voice of EUR 58m.

Revenues and other income in the Business segment in Q4 2007 increased by 0.9% or EUR 8m to EUR 855m y-on-y. In Q4 2006 a correction was made for discounts in the ‘Belzakelijk’ proposition, resulting in a EUR 23m negative revenue and EBITDA effect. Adjusting Q4 2006 for this correction, revenues would have decreased by 1.7% in Q4, mainly due to the full quarter effects of MTA (EUR 6m) and roaming. In Q4, revenues from Corporate Solutions increased by more than 13% y-on-y, driven by revenue growth from the major contract wins of 2006 and 2007 becoming operational.

Full year EBITDA up 6.8%

Full year EBITDA growth amounts to 6.8% based on the strong performance of network services, wireless services and Corporate Solutions. In Q4 2007, EBITDA increased by 3.9% or EUR 7m y-on-y to EUR 185m. The EBITDA margin increased to 21.6% due to the aforementioned correction of ‘Belzakelijk’ discounts in 2006 more than compensating for full quarter effects of MTA and roaming tariff reductions. The operating result was up 4.7% to EUR 156m compared to the same quarter last year.

BUSINESS – OPERATING REVIEW
Continued migration to IP-based services

The migration from traditional wireline services to IP-based services accelerated in 2007. The migration is underpinned by the increase in the number of Ethernet VPN and Business DSL connections, which grew by almost 80% and 70% respectively compared to last year. At the same time, leased lines decreased by 10% to 33k y-on-y and PSTN/ISDN connections decreased by 8% to 1.7m over the same period.

Wireless impacted by MTA and roaming cuts

The number of wireless business customers in Q4 2007 increased by 12% compared to the same quarter last year, passing 1.3m, driven by continued growth in data applications. Service revenues dropped 1.3%, due to a full quarter of new MTA and roaming tariffs with a downward impact of 7% on service revenue growth. Nevertheless, 2007 showed a strong performance with 4% service revenue growth.

Growth in application management, housing & hosting

In 2007, KPN successfully launched Applications Online in the SME/SoHo segment, which are standardized online ICT applications provided for a monthly fee. In addition, these applications were also launched in the large and medium enterprise segment. Distribution for Applications Online was strengthened through a partnership with Sony and a partnership with Liquix, making the package available in retail stores.

Demand for housing and hosting services remained strong in Q4 and now generates close to EUR 100m in annual revenues. The number of square meters (sqm) occupied surpassed the 10,000 sqm mark, up 84% compared to last year. The number of hosted servers increased to 1,825, doubling y-on-y. To cater for the increasing demand for housing and hosting services, KPN is meanwhile building its fifth cybercenter, which will increase the available capacity by another 5,000 sqm by the end of 2008.

Major contract win with insurance company Achmea

KPN and Getronics signed a major contract with Dutch insurance company Achmea in Q4 2007. The contract has a value of EUR 150m for KPN and EUR 120m for Getronics over a period of 5 years. Achmea will outsource the management of its ICT infrastructure to a consortium of KPN, Getronics and Atos Origin.

BUSINESS – STRATEGY UPDATE
Leading managed ICT provider in the Netherlands

KPN has the ambition to be the leading end-to-end ICT service provider in the Netherlands by 2010. Based on a strong customer focus, KPN intends to be the preferred Business market supplier in three segments of Infrastructure Services, Application Management and ICT Outsourcing. In Infrastructure Services, KPN intends to maintain its strong market position, based on wireline and wireless services and converged offers. To underpin the ambition of moving up the value chain, KPN will step up its market share in Application Management and ICT outsourcing.

Continued growth in wireless, data accelerating

Wireless will continue to be a growth business, despite regulatory tariff cuts in MTA and roaming. Revenue growth will in particular come from data services, such as laptop data cards, Blackberry and M2M. These services are supported by KPN’s superior 3G network based on HSDPA 3.6, offering higher bandwidths and population coverage than competitors. A further upgrade to HSDPA 7.2/14.4 is under consideration. To drive EBITDA margins, KPN will continue to reduce SAC/SRC where possible.

Proactively migrate to IP- based services; phase-out legacy services

In wireline, KPN is proactively migrating its business customers to IP-based services and intends to accelerate this migration in the next three years. By 2010, the portfolio will be simplified and predominantly consist of IP-based services. Legacy services will be phased out, as already initiated in 2007, when the Frame Relay and FlexiStream platforms were switched off. While migrating customers, KPN will consolidate its market leading position in wireline services.

New revenues are also expected from Fixed-Mobile integrated offers, following the success of amongst others ‘ONE’, a fully integrated Fixed-Mobile offer with a continuously expanding range of services.

Step-up in FttO initiatives

The demand for higher bandwidths is being addressed with a step up in regional Fiber-to-the-Office (FttO) initiatives in cooperation with selected partners. At the current rate, around 15 business parks are being connected each month and KPN has the ambition to have connected a substantial part of the business parks by 2010.

Accelerating growth in ICT services

The ICT Services business is earmarked as a growth area. Following the rapid uptake of Online Applications, housing & hosting and outsourcing, revenues are expected to accelerate in the period 2008-2010. The move up the value chain is further supported by the Getronics acquisition.

Organic revenue and EBITDA growth

The Business segment will show organic growth in both revenues and EBITDA after 2008. Savings from simplification, standardization and lower operating costs are being used to invest in growth initiatives such as FttO and ICT Services, and to increase margins towards ‘best-in-class’ levels. On top of organic revenue and EBITDA growth in Business, KPN has identified additional synergies with Getronics.

GETRONICS – FINANCIAL REVIEW
Strong revenues in professional services

Getronics has been consolidated as of October 23, 2007, following the closing of the transaction the previous day. Revenues for the period were supported by strong performance in consulting and transformation services, and by a strong uplift in the application services business for the public sector. Revenues for the period include EUR 46m for Spain and Portugal, which operations have since been divested. Reference is also made to Appendix E for further disclosures on Business Combinations.

EBITDA impacted by restructuring and integration costs

EBITDA amounted to EUR 23m, including EUR 6m restructuring costs and EUR 8m integration costs. Salary-related costs were adversely impacted by a shortage in specific segments of the labour market, which caused an increase in work contracted out in both volume and price. Expenses include EUR 46m for divested operations in Spain and Portugal.

GETRONICS – OPERATING REVIEW
Turnaround plan completed

After the first 100 days, the new Board of Management has completed its turnaround plan. The strategies for Getronics’ Benelux and global businesses have been defined and headquarter integration is in progress.

Management has identified additional value-creating opportunities on top of the opportunities announced upon acquisition. Cost synergies are expected to comfortably exceed the earlier announced target of EUR 50m annual savings by 2009. The integration of KPN ICT Services into Getronics is planned for January 1, 2009, which is expected to generate additional revenue synergies. The majority of large clients have indicated that they are supportive of the combination between KPN and Getronics.

Divestments completed in Hong Kong, China, Spain and Portugal

On October 15, the Application Services businesses in Hong Kong and China were divested to Hyro. To continue delivering managed services to Getronics customers in Hong Kong and China, a joint venture was created with ServiceOne.

On December 20, Getronics concluded the sale of the Getronics activities in Spain and Portugal to Tecnocom for an enterprise value of EUR 86m. The total consideration was paid 60% in cash and the other 40% will be deferred for nine months, and could either be paid in cash or Tecnocom shares. Getronics now operates in a partnership with Tecnocom to service customers in the Iberian peninsula.

GETRONICS – STRATEGY UPDATE
Market leader in the Benelux

In the Benelux, Getronics is strengthening its market leadership position in infrastructure and network-related IT services and consulting. Getronics will offer end-to-end solutions with workspace management at the center, being one of the key strengths of Getronics. Other services offered are data center and hosting services, connectivity solutions and Software as a Service (SaaS). These services are complemented by independent consulting and professional services through its separate business Getronics Consulting.

Build and expand global services

In the global workspace management business, Getronics intends to expand and strengthen its global delivery capability. This delivery capability is based on own operations in countries with sufficient scale and on partnerships in other countries.

The launch of a new workspace management solution ‘Future Ready Workspace 2.0’ (FRW 2.0) in Q2 2008 will support the global delivery capability for serving international clients and drive profitability. FRW 2.0 is an integrated solution covering a large part of the KPN-Getronics service portfolio.

Focus on core operations

Going forward, Getronics will focus on its core operations, where Getronics will continue to operate the activities in network-related IT services and connectivity. Activities further up the value chain such as Business Process Outsourcing and Business Applications are considered to be non-core.

Accordingly, Getronics is considering the divestment of a number of strong businesses, either in part or in full. The businesses considered generate in total about EUR 800m in annual revenues, both in the Benelux and globally. In the Netherlands in particular, Getronics is considering the divestment of several non-core businesses with strong EBIT margins, being Business Applications Services and Business Solutions for local governments and healthcare. A final decision will be made depending on interest from potential buyers and the detailed carve-out plan. The divestment of these non-core assets will allow KPN to recoup part of the acquisition consideration.

WHOLESALE & OPERATIONS – FINANCIAL REVIEW
Revenues down in FY 2007, up in Q4 due to iBasis

Revenues decreased in FY 2007 by 5.3% or EUR 207m to EUR 3,706m, which was mainly the result of continued line loss in Consumer and Business. In Q4 2007, revenues were up 0.7% (or EUR 7m) to EUR 999m y-on-y as the decline in wireline was more than offset by the consolidation of iBasis from October 1, 2007. Other income amounted to EUR 164m for FY 2007 (2006: EUR 25m), due to a EUR 66m book gain on the sale of KGCS to iBasis in Q4 and a EUR 96m book gain on the sale of real estate.

EBITDA down; EBITDA margin diluted by lower iBasis margins

EBITDA decreased 4.4% for the full year 2007, related to the decline in traditional voice. In Q4 2007, EBITDA grew by 1.2% (or EUR 6m) to EUR 527m compared to the same quarter last year, whereas the EBITDA margin decreased to 49.0%, due to lower margins at iBasis. Moreover, cost savings from FTE reductions contributed to profitability. The Q4 operating profit of EUR 282m more than doubled compared to the same quarter last year (EUR 105m) due to the book gains on the sale of KGCS to iBasis and the sale of real estate and one-off items in Q4 2006, e.g. EUR 61m Telfort network integration costs and accelerated D&A.

WHOLESALE & OPERATIONS – OPERATING REVIEW AND STRATEGY UPDATE
iBasis consolidated as of October 1, 2007

On October 1, 2007, the merger of KPN’s international wholesale voice business into iBasis was closed and iBasis was subsequently consolidated. As a result of this transaction, iBasis obtained KGCS and USD 55m in cash from KPN, in exchange for approximately 40m shares of its common stock. KPN is now a 51% shareholder of iBasis on a fully diluted basis. Reference is also made to Appendix E for further disclosures on Business Combinations.

iBasis published its Q4 (and FY 2007) results on February 4, 2008. For a more extensive description of the financial and operating review in Q4 and FY 2007, reference is made to the iBasis press release available at www.ibasis.com.

Construction All-IP exchange started

In Rotterdam, KPN started the construction of the first All-IP exchange in Q4 2007. This exchange will be operated as part of the new All-IP back-end infrastructure and replaces part of the legacy network, e.g. local exchanges.

Mass roll-out access network starting in 2008

The mass roll-out for the VDSL access network will start in the first half of 2008, as announced in Q3 2007. Installation capacity for the FttC roll-out was committed in the second half of 2007 and in the meantime the roll-out plan has been detailed further. KPN will engage in selective initiatives with partners to roll-out FttH and FttO as described in the strategy update for Consumer and Business.

Confirming additional All-IP Capex at EUR 0.9bn

KPN confirms additional Capex for All-IP at EUR 0.9bn (over and above a ‘base-line’ of about EUR 0.7bn per annum for wireline infrastructure), of which EUR 250m will be spent in 2008 and 2009, and EUR 200m in 2010. About EUR 200m has already been invested in total in 2006 and 2007. Selective FttH initiatives will not result in materially higher Capex levels, due the partnership model for sharing investments.

KPN to sell first part of real estate portfolio in H1 2008

The sale of a significant part of the EUR 1bn real estate portfolio is planned for the first half of 2008 and is expected to generate proceeds of about EUR 300m. The Top-34 properties in this portfolio are mainly located in city centers throughout the Netherlands and provide significant redevelopment opportunities. The sale of the remaining real estate is expected to take place in subsequent years, with proceeds spread over the years 2009 to 2011.

EUR 143m proceeds from real estate in 2007	Proceeds from real estate in 2007 amounted to EUR 143mn with a book gain of EUR 96m. In Q4 2007, proceeds amounted to EUR 19m with a book gain of EUR 10m.

‘Best-in-class’ network operator

Wholesale & Operations has the ambition by 2010 to remain a highly efficient and ‘best-in-class’ network operator through a radical simplification of the business with solid EBITDA margins. The implementation of the All-IP access network is being used as an enabler to redesign the whole front-end and back-end of the business, including service platforms, IT and services.

Further cost and FTE reductions

The infrastructure and process redesign is expected to lead to substantial cost savings and additional FTE reductions. IT simplification will result in halving IT spend by the end of 2010, as a result of outsourcing, application rationalization and FTE reductions. Furthermore, KPN is considering the outsourcing of several parts of operations to third-party suppliers. A small amount of these cost reductions will be re-invested in growing the wholesale business, but the majority of savings will be reflected in ‘best-in-class’ EBITDA margins.

MOBILE INTERNATIONAL FINANCIALS

Q4 2007	Q4 2006	In millions of euro	FY 2007	FY 2006

1,039	993	Revenues and other income	3,960	3,819
760	747	- E-Plus	2,963	2,894
155	160	- BASE	613	622
88	85	- Mobile Wholesale NL	344	303
36	1	- Other (incl. intercompany revenues)	40	—

956	934	Service Revenues	3,754	3,609
721	692	- E-Plus	2,816	2,698
148	157	- BASE	595	609
87	85	- Mobile Wholesale NL(6)	341	303
—	—	- Other (incl. intercompany revenues)	2	-1

892	915	Operating expenses	3,314	3,401
212	234	Of which depreciation, amortization and impairments	820	858

147	78	Operating result	646	418
104	51	- E-Plus	437	227
22	41	- BASE	117	147
27	-14	- Mobile Wholesale NL	101	49
-6	—	- Other	-9	-5

359	312	EBITDA	1,466	1,276
278	220	- E-Plus	1,113	905
50	64	- BASE	230	264
34	28	- Mobile Wholesale NL	129	112
-3	—	- Other	-6	-5

(6)	Restated numbers

MOBILE INTERNATIONAL REVIEW – Profitable growth at Mobile International

E-PLUS – FINANCIAL REVIEW
Revenues and other income up 2.4% over 2007

Revenues and other income increased by 2.4% over 2007, compared to full-year 2006, a continued success of the challenger strategy. In Q4 2007, revenues and other income increased by 1.7% or EUR 13m q-on-q. The MTA impact in Q4 on revenues amounted to EUR 17m or 2.2%.

EBITDA up 23%, margin almost 38% in 2007

Full-year EBITDA was up 23.0%, or EUR 208m compared to 2006, as a result of continued SAC/SRC reductions and the outsourcing of network operations and maintenance to Alcatel-Lucent in March 2007. EBITDA margin was 37.6% for the full year, 6.3%-points higher than in 2006. Subscriber acquisition and retention costs went down by 31% q-on-q to EUR 70 in Q4. EBITDA in Q4 2007 amounted to EUR 278m, an increase of 26.4% or EUR 58m compared to the same quarter last year. The operating result in Q4 increased by EUR 53m or over 100% to EUR 104m.

E-PLUS – OPERATING REVIEW
Accelerating customer growth, highest net adds since Q4 2000

In 2007, E-Plus continued to outperform competitors in Germany. Net additions in the fourth quarter accelerated to 695k, the highest number since 2000, resulting from continued growth in new brands on the E-Plus network. The total customer base at year-end amounted to 14.8m, up 17% compared to year-end 2006. The new brands now represent 51% of the total customer base, or 7.6m customers. Moreover, postpaid net adds accelerated and going forward will benefit from the acquisition of the retail chain SMS Michel in January 2008.

Service revenue growth of 4.2% despite MTA cuts

Despite further MTA cuts since December 1, 2007, service revenue growth for the quarter was 4.2% compared to Q4 2006, in what KPN estimates to be a declining German market. Underlying service revenue growth excluding MTA, VAT and roaming impact would have been around 10% in 2007.

Service revenue growth in Q4 2007 exceeded the guidance given during the Half Year Results 2007 of ‘at least 2.5%’. Service revenue market share increased by 1%-point y-on-y to 14.4%. Q4 2007 was the fourth and last quarter impacted by the VAT increase in January 2007, that was not passed on to customers, which had a negative impact of about 2.4% on service revenues. E-Plus expects the overall market to gradually return to growth, driven by continued usage growth.

Wireless data continues to grow

Wireless data continued to grow, in addition to continued voice growth from Fixed-Mobile substitution. E-Plus experienced a rapid increase in data usage, following the launch of flat fees in November 2005. Data bundles are predominantly used for internet connectivity. In selective areas with proven data demand, E-Plus will invest in UMTS capacity, but this is not expected to have a significant impact on overall Capex spending and will follow proven demand for data services.

Launch of new propositions, MVNOs and branded resellers

In 2007, E-Plus launched several new propositions; ‘Zehnsation’ with a monthly fee of EUR 10 and a price per minute / SMS of EUR 0.10, and a Prepaid Flatrate offered via Medion, Simyo and Blau. E-Plus also continued to grow in wholesale partnerships, by starting cooperation with Air Berlin, the MVNO ‘NetCologne’ and the branded reseller ‘Televersa’.

Contract with Alcatel- Lucent extended

Following good network quality and improvements during the transition phase, E-Plus has extended its contract with Alcatel-Lucent for the expansion, maintenance and operation of its mobile network from three to five years. On March 1, 2007, Alcatel-Lucent took over the operational business units, which are responsible for building, running and maintaining the mobile network of E-Plus. The outsourcing resulted in the transfer of around 750 E-Plus employees throughout Germany to Alcatel-Lucent.

BASE – FINANCIAL REVIEW
Regulation impacting revenues and EBITDA

Revenues and other income in 2007 were down 1.4% or EUR 9m to EUR 613m, due to challenging market conditions arising from regulation and strong competition. The negative impact from MTA on revenues amounted to EUR 51m in 2007, equivalent to a 8.2% downward impact on revenue growth. Revenues and other income include the acquisition of Allo Telecom, whereas Tele2 Belgium is included in Other within Mobile International.

Lower EBITDA, mainly from MTA regulation

In 2007, EBITDA decreased by 12.9% or EUR 34m to EUR 230m, mainly as a result of MTA and roaming regulation. EBITDA margin for 2007 amounted to 37.5%, compared to 42.4% for 2006. In Q4 2007, EBITDA decreased by EUR 14m or 22% compared to the same period last year, due to increased ICT expenditure and higher operating expenses related to Allo Telecom, in addition to the impact of regulation.

BASE – OPERATING REVIEW
Customer base up 21% to 2.9 million

During the fourth quarter of 2007, BASE increased its customer base by 133k, resulting in a total customer base of 2.9m at the end of 2007, up 21% compared to the same period last year. The new BASE Gold and Platinum propositions were successfully launched in Q3 2007, driving the postpaid share of net additions in Q4.

Service revenues down due to MTA reductions

Service revenues in 2007 decreased by EUR 14m or 2.3% to EUR 595m. Excluding the MTA impact, service revenues would have increased by EUR 37m or 6.1%. Service revenues in Q4 2007 decreased by EUR 9m or 5.7% to EUR 148m compared to the same period last year.

Strengthened distribution to re-ignite growth

The acquisitions of Allo Telecom and Tele2 Belgium by KPN created a platform for further growth in Belgium. In December, Tele2 Belgium became a BASE branded reseller using the Tele2 brand name, further expanding regional distribution in the Southern part of the country and creating cross and upselling opportunities. Fixed-Mobile substitution together with bundled broadband offerings provides BASE with a competitive advantage. BASE will explore further opportunities to expand its national distribution.

MOBILE WHOLESALE NL – FINANCIAL REVIEW
Market outperformance, revenues up 14%

In 2007, Mobile Wholesale NL has outperformed the market with a revenue growth of more than 14% compared to 2006. Most notably business customers contributed to this growth. Revenues and other income at Mobile Wholesale NL increased by 3.5% y-on-y to EUR 88m in Q4 2007, a lower growth rate compared to the first half of 2007. The slowdown was the result of continued price pressure in the Dutch mobile wholesale market and negative effects from MTA and roaming.

EBITDA increase of 15%; margin stable at 38%

Full year EBITDA increased by 15% y-on-y to EUR 129m. EBITDA margin over full year 2007 remained stable at around 38%. In Q4 2007, EBITDA increased by EUR 6m to EUR 34m. Operating expenses were lower y-on-y due to non-recurring items, resulting in an EBITDA increase of 21% in Q4. Operating result in Q4 is EUR 41m higher than last year, due to EUR 35m lower amortization costs.

MOBILE WHOLESALE NL – OPERATING REVIEW
Customer base up 21%

Net adds at Mobile Wholesale NL amounted to 96k in Q4 2007. The customer base amounted to a total of 1.8m customers, up 21% compared to the same quarter last year and with a substantial share of postpaid.

Service revenues up 13%	Full-year service revenues were up 13% to EUR 341m compared to last year. Despite regulatory tariff cuts, service revenues in Q4 were up 2.4% to EUR 87m, predominantly driven by an increase in usage.

OTHER – OPERATING REVIEW
Acquisition Tele2 Belgium closed on October 1

The acquisition of Tele2 / Versatel Belgium was closed on October 1, 2007 on a cash and debt free basis with a net purchase price of EUR 107m. Reference is made to Appendix E for further disclosures on Business Combinations. As of October 31, Versatel Belgium N.V. was renamed as KPN Belgium N.V. and Tele2 Belgium N.V. was renamed as T2 Belgium N.V.

T2 Belgium as branded reseller on BASE network

In Q4, T2 Belgium launched its first mobile services, offering prepaid (Tele2 Smart) and postpaid (Tele2 Champion) propositions, following its earlier successful propositions in wireline telephony and broadband.

OTHER FINANCIALS

Q4 2007	Q4 2006	in millions of euro	FY 2007	FY 2006

2	7	Revenues and other income	10	97

-29	-23	Operating result	-47	34

-28	-21	EBITDA	-45	37

‘Other’ no longer includes Xantic

Revenues and other income in ‘Other’ are close to zero following the disposal of Xantic in Q1 2006 and now predominantly contains operating costs, mainly those relating to the corporate center. EBITDA in ‘Other’ in Q4 2007 decreased by EUR 7m compared to Q4 2006, mainly resulting from an additional book gain on the sale of Xantic amounting to EUR 6m in Q4 2006 (EUR 74m for the full year 2006).

PRO FORMA FORMER REPORTING STRUCTURE

Pro forma disclosure to enable peer comparisons

KPN provides additional pro forma disclosure based on the former KPN Mobile the Netherlands and Fixed divisions to allow for comparability with peers. Please also refer to the Safe harbor statement on page 22 and Appendix (I) on page 37.

KPN’s ‘old’ disclosure has the same totals as reported under the new structure but with a different segmentation. There is no difference between the financials for E-Plus and BASE under the new structure as the Fixed-Mobile Integration has only affected operations in the Netherlands. Further details on E-Plus’ and BASE’s performance in Q4 2007 can be found in the Mobile International Review section.

Q4 2007	Q4 2006	In millions of euro	FY 2007	FY 2006

3,659	3,039	Revenues and other income	12,632	12,057
915	907	- E-Plus & BASE	3,576	3,516
736	765	- KPN Mobile the Netherlands	3,062	2,980
2,008	1,367	- Fixed (incl. Other and Intercompany eliminations)	5,994	5,561

1,216	1,152	EBITDA	4,900	4,837
328	284	- E-Plus & BASE	1,343	1,169
285	294	- KPN Mobile the Netherlands	1,211	1,092
603	574	- Fixed (incl. Other)	2,346	2,576

Strong EBITDA growth at KPN Mobile the Netherlands in FY 2007

Over the full year 2007, KPN Mobile the Netherlands showed a strong EBITDA growth of 11% to EUR 1,211m, mainly as a result of the successful Telfort acquisition which delivered all of the expected synergies, whilst the Telfort brand itself has continued to deliver strong performance after its integration. In Q4, EBITDA decreased by 3.1% (EUR 9m) to EUR 285m which is attributable to MTA tariff reductions, partly offset by lower subscriber acquisition and retention costs.

In Q4, KPN Mobile the Netherlands added 234k customers and 750k during FY 2007, to reach a customer base of 9.4m at the end of 2007. Of the total customer base, 46% of the customer base is postpaid, 1%-point higher than last year. MTA and roaming regulation led to a decrease in revenues and other income of EUR 29m in Q4 2007.

Q4 2007	Q3 2007	Q2 2007	Q1 2007	Fixed(7)	Q4 2006	Q3 2006	Q2 2006	Q1 2006
In millions of euro
2,008	1,334	1,337	1,315	Revenues and other income	1,367	1,337	1,364	1,493
-791	-30	-55	-4	Notable items(8)	-119	—	-3	-83
				Revenues and other income
1,217	1,304	1,282	1,311	(excl. notable items)	1,248	1,337	1,361	1,410
-2.5%	-2.5%	-5.8%	-7.0%	Y-on-Y%	-4.9%	-6.5%	-7.9%	-7.9%

603	580	589	574	EBITDA	574	610	654	738
-105	-30	-55	-4	Notable items(8)	-19	—	-3	-67
498	550	534	570	EBITDA (excl. notable items)	555	610	651	671
-57	-60	-117	-101	Y-on-Y	-89	-69	-64	-49
40.9%	42.2%	41.7%	43.5%	EBITDA margin (excl. notable items)	44.5%	45.6%	47.8%	47.6%

Revenue decline Fixed(7) stabilizing

Revenues and other income from KPN’s former Fixed division (including Other and Intercompany eliminations) increased to EUR 2,008m in Q4 2007, compared to EUR 1,367m in Q4 2006. Excluding the external revenues of Getronics and iBasis (external revenues of EUR 482m and EUR 200m respectively), the book gain on the sale of KGCS to iBasis (EUR 66m) and book gains on the sale of real estate (EUR 10m), the total revenues and other income decreased by EUR 31m. This decrease is caused by the consolidation of Tiscali and revenue growth in Business, offset by a decline in traditional voice of EUR 84m.

EBITDA decline of Fixed(7) stabilizing

Excluding book gains on the sale of real estate in 2006 and 2007 and excluding the book gain on the sale of KGCS, EBITDA decreased by EUR 57m in Q4 compared to Q4 2006. The stabilization relates to the continued migration from traditional voice to new IP-based services (both within Consumer and Business) offset by improved performance in Business and the consolidation of Tiscali. Furthermore, non-recurring items in the first half of 2007 did not recur in the second half of 2007, such as EUR 45m additional costs for VoIP in H1 2007.

(7)	Fixed defined as former Fixed division including division Other and intercompany eliminations
(8)	Book gains from sale of real estate in 2007, disposal of Xantic in 2006 and Q1 2007, consolidation effect of Getronics and iBasis and book gain on sale of KPN Global Carrier Services

Disclosure on Dutch wireless in 2008

In 2008, KPN will no longer provide the same pro forma disclosure as provided during 2007. Instead, total service revenues for wireless services offered by the segments Consumer, Business and Mobile Wholesale International will be provided. This serves as the best approximation of the former Mobile division in the Netherlands. In addition, KPN will disclose SAC/SRC per segment for these three segments, included in the previously mentioned segments. With the restructuring of the former Mobile and Fixed business units having been fully implemented, the accuracy of the disclosure for KPN Mobile the Netherlands can no longer be guaranteed.

Q4 2007	Q4 2006	In millions of euro	FY 2007	FY 2006

723	729	Service revenues	2,971	2,832
87	85	- Mobile Wholesale NL	341	303
407	412	- Segment Consumer	1,700	1,635
229	232	- Segment Business	930	894

		SAC/SRC
130	161	Segment Consumer	134	166
315	261	Segment Business	325	295

OTHER DEVELOPMENTS

REGULATORY DEVELOPMENTS
Intention to delist KPN from New York, London and Frankfurt stock exchanges as of Q1 2008

KPN announced on December 17, 2007 its intention to delist its American Depositary Receipts (‘ADR’s’) from the New York Stock Exchange and to delist its ordinary shares from the London and Frankfurt Stock Exchanges in the first quarter of 2008. KPN will concentrate all trading of its ordinary shares on Euronext in Amsterdam and is considering a Level 1 ADR program for over-the-counter trading. The deregistration from the U.S. Securities Exchange Act by KPN will also cover KPN’s outstanding USD denominated bonds issued in 2000. KPN’s obligations to its bondholders will not be affected by the deregistration.

Getronics shares delisted as of December 12, 2007

On December 12, 2007, the listing and trading of the issued and outstanding ordinary shares and the outstanding unsubordinated convertible bonds 2008 of Getronics on Euronext Amsterdam were terminated. On January 28, 2008, the listing of the unsubordinated convertible bonds 2010 and 2014 on the Luxembourg Stock Exchange was terminated.

OPTA on All-IP

KPN signed MoUs with three more alternative DSL operators, and continued negotiations with the others on the principles of the future use of MDF locations and alternative access methods for those MDF locations that will be discontinued as part of the All-IP roll-out. A progress update and copies of the (latest version) of the MoUs were submitted to OPTA on December 21, 2007. OPTA has not yet indicated whether it will resume the review of the Wholesale Broadband Access market, or that it will postpone the review further to allow the DSL operators to reach bilateral agreements with KPN.

As announced earlier, OPTA published a draft decision for consultation amending the December 21, 2005 decision on the wholesale unbundled access market, in which it is established that SDF Backhaul is an associated facility of sub-loop unbundling. If the draft decision takes effect after the consultation period, KPN will be required to provide SDF Backhaul under non-discriminatory and transparent terms and at cost-based tariffs.

MTA tariff reductions the Netherlands

On July 30, 2007, OPTA published its decision for MTA tariffs in the Netherlands until 2010. All mobile operators have implemented the OPTA decision as of August 15, 2007. Tele2 / Versatel and UPC appealed against the decision to the Dutch commercial court (‘College van Beroep voor het Bedrijfsleven (CBb)’). In a reaction to this appeal, the mobile operators also appealed to prevent reductions further than mandated by OPTA.

New MTA regulation in Germany as of December 1, 2007

On November 30, 2007, BNetzA approved for the period between December 1, 2007 and March 31, 2009 an MTA tariff of 8.80 ct/min for E-Plus (previously 9.94 ct/min) and O2 and an MTA tariff of 7.92 ct/min for Vodafone and T-Mobile.

According to the ‘regulatory order’ in relation to the market for call termination on individual mobile networks, all four mobile operators were qualified by BNetzA as dominant players for the termination of calls on their networks and BNetzA has imposed several obligations upon the mobile network operators (MNOs). On March 17, 2007, the Administrative Court of Cologne (VG Köln) (partly) annulled the regulatory order by BNetzA with respect to the ex-ante cost based regulation of all MNOs. The regulatory order remains valid for the designation as having significant market power. BNetzA and the MNOs have appealed the judgment. Several lawsuits against the previous MTA tariffs until November 30, 2007 are still pending.

Proposed MTA tariff reductions in Belgium

On December 18, 2007, BIPT issued a decision to further reduce the average MTA for BASE and Mobistar and to increase the average MTA of Proximus as of February 1, 2008 in comparison with BIPT’s initial decision of August 6, 2006. This decision also includes a preliminary extension of the glide path until the end of 2009.

In EUR/minute	1 Jan 2008	1 Jul 2008	1 Jan 2009	1 Jul 2009

- Proximus	8.02 ct	7.96 ct	7.85 ct	7.73 ct
- Mobistar	8.84 ct	7.96 ct	7.85 ct	7.73 ct
- BASE	10.36 ct	8.75 ct	8.62 ct	8.49 ct

According to BIPT, the MTA-levels as from July 1, 2008 are to be considered as indicative pending the official publication by the ERG workgroup on a common position in relation to symmetric versus asymmetric termination rates. Depending on the outcome of the ERG workgroup, BIPT may decide to revise its decision. BASE will launch both suspension and annulment proceedings against BIPT’s new decision.

UMTS 900 - Belgium

On May 11, 2007, the Royal Decree authorizing the use of 900 MHz frequencies for UMTS services was published in the Belgian Official Journal. Under the Royal Decree, the 2G frequency holders in the 880-915 MHz and 925-960 MHz bands can use the GSM 900 frequencies for UMTS services as of July 1, 2008. The right to use such 900 MHz frequencies for UMTS is not subject to the imposition of any additional license fee. Because BASE does not have the same number of radio channels in the GSM 900 band as its competitors, BASE has appealed the Royal Decree at the State Council.

1.8 GHz, 2 GHz and 2.6 GHz Frequencies

On July 18, 2007, the regulator BNetzA published its decision on a public invitation to tender the 1.8 GHz, 2 GHz and 2.6 GHz Frequencies. The frequencies will be offered by an auction. The terms of the auction will be published later on in a second decision.

E-GSM Frequencies

The regional court of Cologne announced its decision in the proceedings regarding the E-GSM 900 frequency allocation. The actions of DB Netz AG and AirData against the frequency allocation were dismissed. Accordingly, the frequency allocations are valid in their initial form and E-Plus may further use the E-GSM 900 frequencies.

SUBSEQUENT EVENTS
Acquisition of SMS Michel

On January 23, 2008, E-Plus announced the acquisition of the German retail chain SMS Michel Communication GmbH, effective from January 1, 2008. With the acquisition of the approximately 200 shops, E-Plus has expanded its retail footprint in prime city locations to over 700 locations, strengthening its position in the German mobile market in the long term. In the medium term, E-Plus will convert around half of the shops to E-Plus shops and the remaining branches will continue to operate independently.

MVNO in Spain launched on January 29

KPN has announced the launch of an MVNO in Spain on the Orange network on January, 29, 2008. Through this MVNO, KPN will leverage its expertise in executing MVNOs and multi-brand strategy outside its current footprint. Following the success in Belgium, Germany and the Netherlands, KPN has launched its own no-frills Simyo brand in the Spanish market. In addition, KPN has committed several wholesale partners such as Euphony and Interbank to offer wireless services in cooperation with KPN.

KPN will explore similar opportunities in other European countries, with possibilities currently being investigated for France, Poland, Italy and UK. This would allow KPN to offer wholesale partnerships to MVNOs on a larger European footprint.

GENERAL

Accounting principles

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting. They do not include all of the information required for full annual financial statements and should be read in conjunction with the 2006 Annual Report and Form 20-F. The applied accounting principles are in line with those as described in the 2006 Annual Report and Form 20-F. The 2006 Annual Report and Form 20-F has been filed with the SEC on March 1, 2007. All figures in this quarterly report are unaudited and based on IFRS.

KPN has early adopted IFRS 8 Operating Segments, as from January 1, 2007 which was endorsed by the EU in 2007. This is a change in accounting policy which has no material impact on KPN’s consolidated financial position. KPN’s operating segments are reported in a manner that is consistent with the internal reporting provided to the Chief Executive Officer (‘CEO’), which is the chief operating decision maker according to IFRS 8.

Safe harbor

Certain statements contained in this quarterly report constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on KPN’s operations, its and its joint ventures' share of new and existing markets, general industry and macro-economic trends and KPN’s performance relative thereto, and statements preceded by, followed by or including the words “believes”, “expects”, “anticipates” or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties and other factors, many of which are outside KPN’s control that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in the 2006 Annual Report and Form 20-F. KPN’s 2007 Annual Report and Form 20-F will be available in early March 2008.

All figures in this quarterly report are unaudited and based on IFRS. This quarterly report contains a number of non-GAAP figures, such as EBITDA and free cash flow. These non-GAAP figures should not be viewed as a substitute for KPN’s GAAP figures. All market share information in this quarterly report is based on management estimates based on externally available information, unless indicated otherwise.

KPN defines EBITDA as operating result before depreciation and impairments of PP&E and amortization and impairments of intangible assets. Note that KPN’s definition of EBITDA deviates from the literal definition of earnings before interest, taxes, depreciation and amortization and should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS. In all cases, a reconciliation of EBITDA and the nearest GAAP measure (operating result) is provided. In the net debt/EBITDA ratio, KPN defines EBITDA as a 12 month rolling average excluding book gains and restructuring costs, both over EUR 20m. For 2007, KPN defines free cash flow as cash flow from operating activities plus proceeds from real estate, minus capital expenditures (Capex), being expenditures on PP&E and software. For 2008 and subsequent years, free cash flow is defined as cash flow from operating activities plus proceeds from real estate, minus capital expenditures (Capex), being expenditures on PP&E and software, and excluding tax recapture at E-Plus.

Pro-Forma financial information

The unaudited pro-forma financial information for KPN Mobile The Netherlands and the Fixed division (including Other) for 2007 has been prepared based on the former organizational structure in place as at December 31, 2006 and on the transfer pricing, roaming and intercompany charges associated with that former structure. Although KPN believes that the pro-forma financial information has been prepared based on reasonable assumptions, this information is provided for illustrative purposes only and KPN cannot assure that the pro-forma financial information based on the former organizational structure would be identical to the actual results which might have been reported had KPN’s organization structure not changed.

Profile

KPN is the leading telecommunications and ICT service provider in the Netherlands, offering wireline and wireless telephony, internet and TV to consumers and end-to-end telecom and ICT services to business customers. KPN’s subsidiary Getronics operates a global ICT services company with a market leading position in the Benelux, offering end-to-end solutions in infrastructure and network-related IT. In Germany and Belgium, KPN pursues a multi-brand strategy in its mobile operations and holds number three market positions through E-Plus and BASE. KPN provides wholesale network services to third parties and operates an efficient IP-based infrastructure with global scale in international wholesale through iBasis.

At December 31, 2007, KPN served over 35 million customers, of which 27 million in wireless services, 5.4 million in wireline voice, 2.4 million in broadband Internet and 0.5 million in TV. With 25,500 FTEs (43,531 FTEs including Getronics), KPN posted revenues of EUR 12.6bn in 2007, with an EBITDA of EUR 4.9bn. KPN was incorporated in 1989 and is listed on the Amsterdam, New York, London and Frankfurt stock exchanges.

APPENDICES

Financial Statements	A)	Consolidated Income Statement
	B)	Consolidated Balance Sheet
	C)	Consolidated Cash Flow Statement
	D)	Consolidated Statement of Changes in Group Equity
	E)	Other Disclosures
	F)	Impact of MTA tariff reductions
	G)	Segmental analysis: Key Financial and Operating Metrics
• The Netherlands
• Consumer
• Business
• Getronics
• Wholesale & Operations (including iBasis)
• Mobile International
• E-Plus
• BASE
• Mobile Wholesale NL
	H)	Noteworthy items for result comparison
	I)	2007 pro forma, based on 2006 reporting structure

For the operating metrics reference is made to the quarterly factsheets as published on www.kpn.com/ir

Appendix (A)   Consolidated Income Statement

Q4 2007	Q4 2006	In millions of euro, unless indicated otherwise	FY 2007	FY 2006

3,579	3,022	Revenues	12,461	11,941
80	17	Other income	171	116
3,659	3,039	Revenues and other income	12,632	12,057

-40	-26	Own work capitalized	-143	-112
280	266	Cost of materials	914	900
1,327	1,078	Work contracted out and other expenses	4,569	4,314
587	355	Salaries and social security contributions	1,632	1,435
582	785	Depreciation, amortization and impairments	2,400	2,614
289	214	Other operating expenses	760	683
3,025	2,672	Total operating expenses	10,132	9,834

634	367	Operating result	2,500	2,223

13	12	Finance income	37	43
-167	-146	Finance costs	-584	-542
1	-27	Other financial results	-13	-21
-1	—	Share of the profit of associates and joint ventures	1	7
480	206	Profit before income tax	1,941	1,710

1,101	220	Income tax	708	-127
1,581	426	Profit for the period	2,649	1,583

-2	-1	Profit attributable to minority shareholders	-3	—
1,583	427	Profit attributable to equity holders	2,652	1,583

0.85	0.22	Earnings per ordinary share/ADS, basic (in EUR)	1.42	0.79
0.85	0.22	Earnings per ordinary share/ADS on a fully diluted basis (in EUR)(9)	1.42	0.79

(9)	The quarterly earnings per share (EPS) are calculated as the difference between the year-to-date EPS minus last quarter’s year-to-date EPS.

Appendix (B)   Consolidated Balance Sheet

ASSETS

In millions of euro	December 31, 2007	December 31, 2006

NON-CURRENT ASSETS

Intangible assets
Goodwill	5,781	4,569
Licenses	3,457	3,865
Software	410	315
Other intangibles	776	302
Total intangible assets	10,424	9,051

Property, plant & equipment
Land and buildings	793	733
Plant and equipment	6,070	6,310
Other tangible fixed assets	211	238
Assets under construction	792	684
Total property, plant & equipment	7,866	7,965

Investments in joint ventures and associates	27	11
Derivative financial instruments	11	13
Deferred tax assets	2,185	1,018
Trade and other receivables	197	112

Total non-current assets	20,710	18,170

CURRENT ASSETS
Inventories	150	113
Trade and other receivables	2,759	2,138
Available-for-sale financial assets	3	4
Cash and cash equivalents	1,148	803
Total current assets	4,060	3,058

Non-current assets and disposal groups held for sale	27	30

TOTAL	24,797	21,258

Appendix (B)   Consolidated Balance Sheet - continued

LIABILITIES

In millions of euro	December 31, 2007	December 31, 2006

GROUP EQUITY
Equity attributable to equity holders	4,490	4,195
Minority interests	28	1
Total group equity	4,518	4,196

NON-CURRENT LIABILITIES
Borrowings	9,454	8,426
Derivative financial instruments	329	925
Deferred tax liabilities	2,055	1,992
Retirement benefit obligations	1,198	1,236
Provisions for other liabilities and charges	390	374
Other payables and deferred income	276	260
Total non-current liabilities	13,702	13,213

CURRENT LIABILITIES
Trade and other payables	3,897	2,936
Borrowings	2,301	642
Derivative financial instruments	28	2
Current tax liabilities	278	202
Provisions for other liabilities and charges	73	67
Total current liabilities	6,577	3,849

Liabilities directly associated with non-current assets and disposal groups classified as held for sale	—	—

TOTAL	24,797	21,258

Appendix (C)   Consolidated Cash Flow Statement

Q4 2007	Q4 2006	In millions of euro, unless indicated otherwise	FY 2007	FY 2006

480	206	Profit before income tax	1,941	1,710
153	161	Finance costs – net	560	520
1	0	Share of the profit of associates and joint ventures	-1	-7

		Adjustments for:
582	785	Depreciation, amortization and impairments	2,400	2,614
1	4	Share based compensation(10)	8	11
-80	-17	Other income	-171	-116
-90	-54	Changes in provisions (excluding deferred taxes)	-288	-176

		Changes in working capital:
14	10	Inventories	9	20
-27	14	Trade receivables	-30	8
105	80	Prepayments and accrued income	30	-96
62	-14	Other current assets	39	-38
174	-35	Accounts payables	-24	-109
200	7	Accruals and deferred income	158	124
-69	-41	Current liabilities (excluding short-term financing)	-26	-71
—	3	Received dividends	7	9
-171	-66	Taxes received (paid)	-251	147
-123	-228	Interest paid	-471	-479
1,212	815	Net cash flow provided by operating activities	3,890	4,071

-1,157	-9	Acquisition of subsidiaries, associates and joint ventures	-1,690	-369
58	—	Disposal of subsidiaries, associates and joint ventures	73	72
-1	-1	Investments in intangible assets (excluding software)	-8	-1
—	—	Disposal of intangibles	16	—
-707	-533	Investments in property, plant & equipment and software(11)	-1,688	-1,650
19	21	Disposal of property, plant & equipment and software	143	56
—	5	Other changes and disposals	—	14
-1,788	-517	Net cash flow used in investing activities	-3,154	-1,878

-395	-101	Share repurchase	-1,569	-1,615
—	—	Share repurchases for option plans	—	-18
—	—	Dividends paid	-982	-982
3	15	Exercised options	28	38
2,603	1,056	Proceeds from borrowings	4,321	2,932
-1,290	-1,161	Repayments of borrowings	-2,300	-2,373
—	-6	Other changes in interest-bearing current liabilities	0	-6
921	-197	Net cash flow used in financing activities	-502	-2,024

345	101	Changes in cash and cash equivalents	234	169

318	328	Net Cash and cash equivalents at beginning of period	429	261
345	101	Changes in cash and cash equivalents	234	169
-1	—	Exchange rate differences	-1	-1
662	429	Net Cash and cash equivalents at end of period	662	429
486	374	Add: Debit cash balances	486	374
1,148	803	Cash and cash equivalents at end of period	1,148	803
—	—	of which classified as held for sale	—	—

(10)	Certain reclassifications have been performed in the 2006 cash flow statement in order to conform with this year’s presentation
(11)	Of which investments related to software (2007 YTD: EUR 316m, 2006 YTD: EUR 199m)

Appendix (D)   Consolidated Statement of Changes in Group Equity

	Attributable to	Minority	Total Group
In millions of euro (except for number of shares)	equity holders	Interests	Equity

Balance as of January 1, 2006	5,076	28	5,104

- Cash flow hedges, net of taxes	58	—	58
- Currency translation adjustments	-8	—	-8
Net income recognized directly in equity	50	—	50

- Profit for the year 2006	1,583	—	1,583
Total recognized income 2006	1,633	—	1,633

- Share-based compensation	11	—	11
- Exercised options	38	—	38
- Shares repurchased (including for option plans and repurchase cost)	-1,581	—	-1,581
- Sale Xantic	—	-16	-16
- Dividends paid	-982	-11	-993
- New consolidations / other	—	—	—
Total changes	-2,514	-27	-2,541

Balance as of December 31, 2006	4,195	1	4,196

Number of issued shares as of December 31, 2006	1,928,551,326

Weighted average number of outstanding shares during 2006 (excluding average number of repurchased shares and shares for option plans)	2,005,326,106

Balance as of January 1, 2007	4,195	1	4,196

- Cash flow hedges, net of taxes	83	—	83
- Currency translation adjustments	-1	—	-1
Net income recognized directly in equity	82	—	82

- Profit for the year 2007	2,652	-3	2,649
Total recognized income up to December 31, 2007	2,734	-3	2,731

- Share-based compensation	8	—	8
- Tax on share-based compensation	9	—	9
- Exercised options	28	—	28
- Shares repurchased (including for option plans and repurchase cost)	-1,500	—	-1,500
- Dividends paid	-982	—	-982
- Interest on dividend tax paid (net effect)	-2	—	-2
- New consolidations	—	30	30
Total changes	-2,439	30	-2,409

Balance as of December 31, 2007	4,490	28	4,518

Number of issued shares as of December 31, 2007(12)	1,843,482,213

Weighted average number of outstanding shares during the period from January 1, 2007 up to December 31, 2007 (excluding average number of repurchased shares and shares for option plans)	1,862,566,702

(12)

In Q4 2007 KPN cancelled 85,069.113 shares repurchased under the 2007 repurchase programs. After cancellation of the remaining 40,579,700 repurchased shares under the 2007 repurchase program, the total number of issued shares will amount to 1,802,902,513.

Appendix (E)   Other Disclosures

Business combinations

During the period up to December 31, 2007, KPN acquired companies and activities, which qualify as business combinations under IFRS. Consequently, the provisions of IFRS 3 are to be applied for those acquisitions. The main acquisitions in 2007 were Getronics, iBasis, Tele2/ Versatel Belgium and Tiscali Netherlands.

In millions of euro
Total acquisition of subsidiaries, associates and joint ventures net of acquired cash		1,690
Total paid for other associates, not qualifying as a business combination		-6
Subsequent earn-out payments and settlements prior year		-12

Considerations paid for business combinations (net of cash)		1,672
Total cash included in acquired companies		124
Total deferred consideration Getronics		12
Total gross consideration for business combinations including transaction costs		1,808

Of which for:
- Tiscali (Q2 2007)	236
- iBasis	42
- Tele2/ Versatel Belgium	108
- Getronics	1,349
- Other business combinations	73
Fair value net assets acquired		596
Goodwill paid for new business combinations		1,212

Tiscali Netherlands

On May 23, 2007, the Dutch competition Authority NMa approved KPN’s acquisition of Tiscali Netherlands with no remedies. KPN completed the acquisition of Tiscali SpA’s Dutch operations for a consideration of EUR 236m on June 19, 2007. If the acquisition had occurred on January 1, 2007, we estimate consolidated revenues would have been approximately EUR 30m higher. Profit for the year would have been EUR 5m higher.

Fair value as of
In millions of euro	acquisition dates
Tradename	1
Customer relationships	66
Property, plant and equipment	36
Inventory	1
Other current assets	12
Cash and cash equivalents	7
Long-term interest bearing debt	-7
Short-term interest bearing debt	-2
Current liabilities	-21
Net assets at fair value at acquisition date	93
Total consideration paid for Tiscali	236
Goodwill	143

iBasis

In June 2006, KPN agreed to merge its international voice wholesale business into iBasis Inc. As of October 1, 2007 KPN acquired approximately 40m shares or 51% of iBasis’ common stock on a fully diluted basis (54% on a non-diluted basis) in exchange for the KPN Global Carrier Services business unit and USD 55m in cash. If the acquisition had occurred on January 1, 2007, group revenues would have been approximately EUR 340m higher and profit would have been stable.

Determination Purchase Price iBasis	The purchase price of the 51% interest on fully diluted iBasis is derived as follows:

In millions (except stated otherwise)
iBasis number of outstanding shares of common stock on September 30, 2007		34.5
Market price per iBasis share as per September 30, 2007	USD	10.75
Total Market Capitalization of iBasis	USD	370

Dividend payable immediately prior to closing		-58
Accrued dividend for unexercised warrants		-2
Dilution effects:
Total Fair Value of iBasis Options		13
Fair Value of iBasis Warrants		5
iBasis working capital & debt adjustment		-12
Total Purchase consideration		316
Estimated Transaction Costs		8
Total Purchase Price on a fully diluted basis (100%)	USD	324

51% on a fully diluted basis purchased by KPN	USD	165
Purchase price 51% interest in iBasis, including transaction costs (on a fully diluted basis)	EUR	116

Determination book profit KPN GCS to iBasis	The bookprofit on the sale of our 49% interest in KGCS and KPN INS Inc. to iBasis is derived as follows:

In millions of euro
Implied purchase price, including transaction costs	116

- Total cash paid (USD 55m)	-42
- Total additional transaction costs	-3
Implied market value of 49% of KGCS as per October 1, 2007	71
Total book value of KGCS as per October 1, 2007	5
Total non cash book profit sale KPN GCS to iBasis	66

Purchase Price Allocation ibasis	The assets and liabilities arising from the acquisition of iBasis are as follows:

Fair value as of
In millions of euro	acquisition dates
Tradename	15
Customer relationships and other intangibles	53
Property, plant and equipment	16
Other current assets	51
Cash	38
Long-term interest bearing debt	-1
Short-term interest bearing debt	—
Current liabilities	-121
Net assets at fair value at acquisition date	51
Minority interest (49%)	25
Net assets acquired (51%)	26
Total purchase price (see above)	116
Goodwill iBasis	90

Tele2/ Versatel Belgium

On October 1, 2007 KPN acquired Versatel and Tele2 Belgium. KPN performed a preliminary purchase price allocation. The assets and liabilities arising from the acquisition of Versatel and Tele2 Belgium are as follows:

In millions of euro	Fair value as of acquisition dates

Tradename	2
Customer relationships and other intangibles	20
Property, plant and equipment	71
Deferred tax asset	11
Inventory	1
Other current assets	24
Cash and cash equivalents	5
Deferred tax liability	-7
Current liabilities	-39
Net assets at fair value at acquisition date	88
Total consideration paid	-107
Transaction costs	-1
Total Goodwill	20

If the acquisitions had occurred on January 1, 2007, we estimate consolidated revenues would have been approximately EUR 100m higher. Profit for the year would have been approximately EUR 5m lower.

Getronics

Getronics On October 22, 2007, KPN completed the acquisition of Getronics. KPN performed a preliminary purchase price allocation. The assets and liabilities arising from the acquisition of Getronics NV are as follows:

In millions of euro	Fair value as of acquisition dates

Tradename	42
Customer relationships and other intangibles	293
Computer software	53
Other financial non-current assets	31
Associates and Joint Ventures	18
Deferred tax asset	237
Property, plant and equipment	129
Inventory	44
Other current assets	529
Assets held for sale	91
Cash and cash equivalents (net)	73
Long-term interest bearing debt	-6
Short-term interest bearing debt	-50
Provisions and other long term payables	-257
Deferred tax liabilities	-79
Current liabilities	-706
Net assets at fair value at acquisition date	442
Total consideration Getronics	1,349
Total Goodwill	907

-Of which allocated to Business Segment	137
-Of which allocated to Getronics Segment	770

As a result of the acquisition of Getronics, KPN expects to realize cost synergies with respect to Telecom and ICT expenses and Network services. In addition, KPN expects to realize additional revenues as we can offer more services to our existing costumer base and to the custumer of acquired companies. Total revenues and operating profit of Getronics for the period from October 22, 2007 up to December 31, 2007 amount to EUR 488m and zero respectively. If the acquisition had occurred on January 1, 2007, group revenues would have been EUR 2.0bn higher, and profit would have been stable.

Other business combinations	During 2007 we acquired several minor new business combination. The assets and liabilities arising from these acquisition are as follows:

In millions of euro	Fair value as of acquisition dates

Tradename	1
Customer relationships and other intangibles	8
Deferred tax asset	2
Property, plant and equipment	15
Inventory	2
Other current assets	4
Cash and cash equivalents	—
Long-term liabilities	-4
Deferred tax liabilities	-2
Current liabilities	-5
Net assets at fair value at acquisition date	21
Total consideration paid for other business combinations	73
Goodwill	52

If the acquisitions had occurred on January 1, 2007, KPN estimates consolidated revenues would have been approximately EUR 10m higher.

Off-balance sheet commitments

The off-balance sheet commitments as of December 31, 2007, amounting to EUR 4.3bn, are EUR 0.5bn higher compared to those as of December 31, 2006 (EUR 3.8bn) disclosed in the 2006 Annual Report and Form 20-F. The difference is mainly caused by an increase in the rental and operating lease contracts of EUR 0.5bn.

Appendix (F) Impact of MTA tariff reductions

Q4 2007			FY 2007
Revenues and other income	Operating result	Additional decline compared to the same period last year	Revenues and other income	Operating result
		(In millions of euro)
-17	-9	- E-Plus	-90	-45
-11	-8	- BASE(13)	-51	-35
-2	-1	- Mobile Wholesale NL	-3	-2
-30	-18	Total Mobile International	-144	-82

-13	-7	- Consumer	-19	-11
-6	-1	- Business	-9	-2
—	—	- Getronics	—	—
-5	—	- Wholesale & Operations (incl. iBasis)	-8	—
-24	-8	Total KPN The Netherlands	-36	-13

4	—	Intercompany eliminations	6	—

-50	-26	KPN Consolidated	-174	-95

(13)	Restated figures for all quarters 2007 until and including Q3 2007 with EUR -11m cumulative effect for revenues and EUR -9m for EBITDA / operating result.

Appendix (G) Segmental analysis: The Netherlands(14)

The Netherlands - Consumer

Q4 2007	Q4 2006	In millions of euro	FY 2007	FY 2006
243	334	- Voice wireline	1,080	1,444
428	431	- Wireless services	1,776	1,705
242	208	- Internet wireline	917	762
98	84	- Other (incl. intercompany revenues)	360	325
1,011	1,057	Revenues and other income	4,133	4,236

929	995	Operating expenses	3,673	3,745
69	101	of which: Depreciation, amortization and impairments	247	238

82	62	Operating result	460	491

151	163	EBITDA	707	729
14.9%	15.4%	EBITDA margin	17.1%	17.2%

The Netherlands - Business

Q4 2007	Q4 2006	In millions of euro	FY 2007	FY 2006
163	144	- Corporate Solutions	585	505
252	245	- Voice wireline	1,028	1,086
224	226	- Wireless services	916	868
196	190	- Network Services	776	746
132	132	- Application Services	477	467
-112	-90	- Other (incl. intercompany revenues)	-400	-356
855	847	Revenues and other income	3,382	3,316

699	698	Operating expenses	2,732	2,703
29	29	of which: Depreciation, amortization and impairments	109	98

156	149	Operating result	650	613

185	178	EBITDA	759	711
21.6%	21.0%	EBITDA margin	22.4%	21.4%

The Netherlands - Getronics

Q4 2007	Q4 2006	In millions of euro	FY 2007	FY 2006
488		Revenues	488
—		Other income	—
488		Revenues and other income	488

483		Operating expenses	483
18		of which: Depreciation, amortization and impairments	18

5		Operating result	5

23		EBITDA	23
4.7%		EBITDA margin	4.7%

(14)	For the operating metrics reference is made to the quarterly factsheets as published on www.kpn.com/ir

The Netherlands - Wholesale & Operations (incl. iBasis)

Q4 2007	Q4 2006	In millions of euro	FY 2007	FY 2006
999	992	Revenues	3,706	3,913
245	N/A	of which: iBasis	245	N/A
88	88	of which: Real Estate	359	347
77	2	Other income	164	25
—		of which: iBasis	—
10	2	of which: Real Estate	96	25
1,076	994	Revenues and other income	3,870	3,938

794	889	Operating expenses	3,055	3,258
245	416	of which: Depreciation, amortization and impairments	1,180	1,407

282	105	Operating result	815	680
—		of which: iBasis	—
30	20	of which: Real Estate	185	126

527	521	EBITDA	1,995	2,087
7		of which: iBasis	7
44	35	of which: Real Estate	244	191
49.0%	52.4%	EBITDA margin	51.6%	53.0%

Appendix (G) Segmental analysis: Mobile International(15)

Mobile International - E-Plus

Q4 2007	Q4 2006	In millions of euro	FY 2007	FY 2006
721	692	Service revenues	2,816	2,698
39	55	Hardware and other revenues	147	196
760	747	Revenues and other income	2,963	2,894

656	696	Operating expenses	2,526	2,667
174	169	of which: Depreciation, amortization and impairments	676	678

104	51	Operating result	437	227

278	220	EBITDA	1,113	905
36.6%	29.5%	EBITDA margin	37.6%	31.3%

Mobile International - BASE

Q4 2007	Q4 2006	In millions of euro	FY 2007	FY 2006
148	157	Service revenues	595	609
7	3	Hardware and other revenues	18	13
155	160	Revenues and other income	613	622

133	119	Operating expenses	496	475
28	23	of which: Depreciation, amortization and impairments	113	117

22	41	Operating result	117	147

50	64	EBITDA	230	264
32.3%	40.0%	EBITDA margin	37.5%	42.4%

(15)	For the operating metrics reference is made to the quarterly factsheets as published on kpn.com/ir

Mobile International – Mobile Wholesale NL(16)

Q4 2007	Q4 2006	In millions of euro	FY 2007	FY 2006
87	85	Service revenues	341	303
1	—	Hardware and other revenues	3	—
88	85	Revenues and other income	344	303

61	99	Operating expenses	243	254
7	42	of which: Depreciation, amortization and impairments	28	63

27	-14	Operating result	101	49

34	28	EBITDA	129	112
38.6%	32.9%	EBITDA margin	37.5%	37.0%

(16)	The amounts for Service revenues and Hardware and other revenues have been restated for 2006 and 2007; there are no changes regarding the amounts for Revenues and other income for both 2006 and 2007

Appendix (G) Segmental analysis: Other

Other

Q4 2007	Q4 2006	In millions of euro	FY 2007	FY 2006
3	-1	Revenues	7	22
-1	8	Other income	3	75
2	7	Revenues and other income	10	97

31	30	Operating expenses	57	63
1	2	of which: Depreciation, amortization and impairments	2	3

-29	-23	Operating result	-47	34

-28	-21	EBITDA	-45	37
< -100%	< -100%	EBITDA margin	< -100%	38.1%

Appendix (H) Noteworthy items for results comparison

Q4 2007				In millions of euro	Q4 2006
Group	Mobile Int.	KPN NL	Other	Revenues and other income	Group	Mobile Int.	KPN NL	Other

66		66		Book gain on sale of subsidiaries	6			6
10		10		Book gain on sale real estate	2		2

76	—	76	—	Adjusted for results comparison	8	—	2	6

				EBITDA
66		66		Book gain on sale of subsidiaries	6	—	—	6
10		10		Book gain on sale real estate	2		2
-33	—	-27	6	Restructuring charges	-17	2	-11	-8
-29		-29		Integration / migration costs	-26		-13	-13
-12		-12		All-IP implementation costs	—

2	—	8	-6	Adjusted for results comparison	-35	2	-22	-15

FY 2007				In millions of euro	FY 2006
Group	Mobile Int.	KPN NL	Other	Revenues and other income	Group	Mobile Int.	KPN NL	Other

70		66	4	Book gain on sale of subsidiaries	74			74
96		96		Book gain on sale real estate	25		25

166	—	162	4	Adjusted for results comparison	99	—	25	74

				EBITDA
70		66	4	Book gain on sale of subsidiaries	74			74
96		96		Book gain on sale real estate	25		25
-59	—	-40	-19	Restructuring charges	-64	-21	-24	-19
-63		-63		Integration / migration costs	-58		-31	-27
-36		-36		All-IP implementation costs

8	—	23	-15	Adjusted for results comparison	-23	-21	-30	28

Appendix (I) 2007 pro forma, based on 2006 reporting structure

Reference is made to the Safe harbor paragraph on page 22.

KPN Mobile The Netherlands (2007 pro forma, based on 2006 reporting structure)

Q4 2007	Q4 2006	In millions of euro	FY 2007	FY 2006
736	765	Revenues and other income	3,062	2,980
285	294	EBITDA	1,211	1,092
38.7%	38.4%	EBITDA margin	39.5%	36.6%

KPIs	Q4 2007	Q4 2006
Market share service revenue (in %)	47.1	47.2
Service revenues (in millions of euro)	724	735
Weighted monthly ARPU (euro)	26	29
Customers (in thousands)	9,392	8,642
- Postpaid	4,312	3,855
- Prepaid	5,080	4,787
Total traffic (in millions of minutes)	3,570	3,467
Weighted monthly MoU (in minutes)	128	135
Subscriber acquisition and retention costs (euro)	163	180

Fixed including Other (2007 pro forma, based on 2006 reporting structure)

Q4 2007	Q4 2006	In millions of euro	FY 2007	FY 2006
2,008	1,367	Revenues and other income(17)	5,994	5,561
603	574	EBITDA	2,346	2,576
30.0%	42.0%	EBITDA margin	39.1%	46.3%

(17)	Including intercompany elimination

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: February 18, 2008	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra
Legal Counsel